Golden Seed, Inc.

1300 Quail Street Suite 100

Newport Beach, CA 92660

December 20, 2019

John Stickel and Dana Brown

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Finance

Washington DC 20549

Re:Golden Seed, Inc.

File No.: 024-11072

Dear Mr. Stickel and Mr. Brown:

Pursuant to Rule 252(e) promulgated under the Securities Act of 1933, as amended (the "Act"), Golden Seed, Inc. (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") issue a qualification order for the above-referenced Offering Statement on Form 1-A, so that it may be qualified by 4:00 p.m., Eastern Time on Thursday, December 26, 2019, or as soon thereafter as is practicable.

Based upon a telephone call this morning between our counsel and Mr. Brown at the Commission, we understand that the Commission has completed its review and has been informed (or will soon be informed) that FINRA has also completed their review and has communicated this to the Commission.

The Company is aware of its responsibilities under the Act, as they relate to this offering of securities. As requested, the Company further acknowledges that:

1. Should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

3. The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact our counsel Kendall Almerico at (813) 309-6258. Thank you in advance for your assistance.

Respectfully Submitted,

/Scott Goldie/

Scott Goldie

CEO

Golden Seed. Inc.